Exhibit 21.1
List of Subsidiaries of Acceleron Pharma Inc.

Name	State or other Jurisdiction of Incorporation or Organization
Acceleron Securities Corp.	Massachusetts
Acceleron Holding Ltd.	Bermuda
Acceleron Pharma Switzerland AG	Switzerland